Exhibit 99.1

Andeavor

Unaudited Interim

Financial Statements

For the Period Ended

September 30, 2018

Table of Contents

Andeavor

Unaudited Interim Financial Statements

For the Period Ended September 30, 2018

Financial Information

1	Financial Statements (Unaudited)

	1	Condensed Statements of Consolidated Operations

	2	Condensed Consolidated Balance Sheets

	3	Condensed Statements of Consolidated Cash Flows

	4	Condensed Statements of Consolidated Equity

	5	Notes to Condensed Consolidated Financial Statements

		5	Note 1—Organization and Basis of Presentation

		9	Note 2—Acquisitions

		12	Note 3—Inventories

		12	Note 4—Investments—Equity Method and Joint Ventures

		13	Note 5—Derivative Instruments

		15	Note 6—Fair Value Measurements

		16	Note 7—Debt

		18	Note 8—Benefit Plans

		18	Note 9—Commitments and Contingencies

		19	Note 10—Stockholders’ Equity and Earnings Per Share

		20	Note 11—Stock-Based Compensation

		20	Note 12—Revenues

Financial Statements

Financial Statements

Andeavor

Condensed Statements of Consolidated Operations

(Unaudited)

	Nine Months Ended September 30,
	2018	2017
	(In millions, except per share amounts)
Revenues (a)	$34,998	$24,323
Costs and Expenses
Cost of materials and other (excluding items shown separately below) (a)	28,891	19,393
Operating expenses (excluding depreciation and amortization)	2,832	2,295
Depreciation and amortization expenses	868	739
General and administrative expenses	533	549
(Gain) loss on asset disposals and impairments	4	(20)

Operating Income	1,870	1,367
Interest and financing costs, net	(316)	(300)
Equity in earnings of equity method investments	39	14
Other income, net	12	37

Earnings Before Income Taxes	1,605	1,118
Income tax expense	361	351

Net Earnings from Continuing Operations	1,244	767
Earnings from discontinued operations, net of tax	9	8

Net Earnings	1,253	775
Less: Net earnings from continuing operations attributable to noncontrolling interest	203	126

Net Earnings Attributable to Andeavor	$1,050	$649

Net Earnings Attributable to Andeavor
Continuing operations	$1,041	$641
Discontinued operations	9	8

Total	$1,050	$649

Net Earnings per Share—Basic
Continuing operations	$6.86	$4.75
Discontinued operations	0.06	0.06

Total	$6.92	$4.81

Weighted average common shares outstanding—Basic	151.7	135.0
Net Earnings per Share—Diluted
Continuing operations	$6.79	$4.71
Discontinued operations	0.06	0.06

Total	$6.85	$4.77

Weighted average common shares outstanding—Diluted	153.4	136.1

Supplemental Information

(a) Refer to Notes 1 and 12 in the accompanying notes for information with respect to our adoption of a new revenue recognition standard.	$—	$478

The accompanying notes are an integral part of these condensed consolidated financial statements.

September 30, 2018 | 1

Financial Statements

Andeavor

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2018	December 31, 2017
	(In millions, except share data)
Assets
Current Assets
Cash and cash equivalents (Andeavor Logistics: $30 and $75, respectively)	$383	$543
Receivables, net of allowance for doubtful accounts (Andeavor Logistics: $250 and $219, respectively)	2,739	1,961
Inventories	3,968	3,630
Prepayments and other current assets	585	749

Total Current Assets	7,675	6,883

Property, Plant and Equipment, Net
Property, plant and equipment, at cost	20,275	18,823
Accumulated depreciation and amortization	(4,570)	(4,081)

Property, Plant and Equipment, Net (Andeavor Logistics: $6,695 and $6,249, respectively)	15,705	14,742

Goodwill (Andeavor Logistics: $1,051 and $956, respectively)	3,297	3,234
Acquired Intangibles, Net (Andeavor Logistics: $1,116 and $1,154, respectively)	1,689	1,645
Other Noncurrent Assets, Net (Andeavor Logistics: $731 and $561, respectively)	2,469	2,069

Total Assets	$30,835	$28,573

Liabilities and Equity
Current Liabilities
Accounts payable	$3,907	$3,330
Current maturities of debt	34	17
Other current liabilities	1,655	1,654

Total Current Liabilities	5,596	5,001
Deferred Income Taxes	1,627	1,591
Debt, Net of Unamortized Issuance Costs (Andeavor Logistics: $4,835 and $4,127, respectively)	8,715	7,668
Other Noncurrent Liabilities	911	898

Total Liabilities	16,849	15,158

Commitments and Contingencies (Note 9)
Equity
Andeavor Stockholders’ Equity
Common stock, par value $0.16 2/3; authorized 300,000,000 shares; 200,808,300 shares issued (200,095,819 in 2017)	33	33
Additional paid-in capital	4,818	5,224
Retained earnings	8,415	7,651
Treasury stock, 49,678,427 common shares (46,810,338 in 2017), at cost	(3,123)	(2,841)
Accumulated other comprehensive loss, net of tax	(241)	(252)

Total Andeavor Stockholders’ Equity	9,902	9,815
Noncontrolling Interest	4,084	3,600

Total Equity	13,986	13,415

Total Liabilities and Equity	$30,835	$28,573

The accompanying notes are an integral part of these condensed consolidated financial statements.

2 |

Financial Statements

Andeavor

Condensed Statements of Consolidated Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2018	2017
	(In millions)
Cash Flows From (Used In) Operating Activities
Net earnings	$1,253	$775
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization expenses	868	739
Amortization of debt issuance costs and discounts	15	15
(Gain) loss on asset disposals and impairments	4	(20)
Gain related to Hawaii Business	(13)	(13)
Stock-based compensation expense	41	52
Deferred income taxes	182	170
Turnaround expenditures	(343)	(418)
Marketing branding costs	(40)	(41)
Equity in earnings of equity method investments, net of distributions	5	11
Other operating activities, net	(2)	(8)
Changes in current assets and current liabilities	(200)	(85)
Changes in noncurrent assets and noncurrent liabilities	(12)	24

Net cash from operating activities	1,758	1,201

Cash Flows From (Used In) Investing Activities
Capital expenditures	(1,268)	(902)
Acquisitions, net of cash	(660)	(1,120)
Proceeds from asset sales	25	49
Investments in equity method investments and joint ventures	(74)	—
Other investing activities, net	1	—

Net cash used in investing activities	(1,976)	(1,973)

Cash Flows From (Used In) Financing Activities
Borrowings under revolving credit agreements	3,750	1,354
Repayments on revolving credit agreements	(2,703)	(659)
Repayments of debt	(15)	(2,090)
Proceeds from inventory financing arrangements	330	—
Repayments of inventory financing arrangements	(446)	—
Dividend payments	(270)	(223)
Net proceeds from issuance of Andeavor Logistics LP common units	—	284
Distributions to noncontrolling interest	(302)	(218)
Purchases of common stock	(258)	(400)
Taxes paid related to net share settlement of equity awards	(24)	(33)
Other financing activities, net	(4)	(10)

Net cash from (used in) financing activities	58	(1,995)

Decrease in Cash and Cash Equivalents	(160)	(2,767)
Cash and Cash Equivalents, Beginning of Period	543	3,295

Cash and Cash Equivalents, End of Period	$383	$528

The accompanying notes are an integral part of these condensed consolidated financial statements.

September 30, 2018 | 3

Financial Statements

Andeavor

Condensed Statements of Consolidated Equity

(Unaudited)

	Andeavor Stockholders’ Equity (In millions)
	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Non- controlling Interest	Total Equity
	Shares	Amount			Shares	Amount
At December 31, 2016	159.5	$27	$1,473	$6,437	(42.6)	$(2,284)	$(188)	$2,662	$8,127
Net earnings	—	—	—	649	—	—	—	126	775
Purchases of common stock	—	—	—	—	(4.2)	(400)	—	—	(400)
Shares issued for equity-based compensation awards, net of tax	1.1	—	—	—	(0.4)	(32)	—	(1)	(33)
Net proceeds from issuance of Andeavor Logistics LP common units	—	—	(1)	—	—	—	—	285	284
Amortization of equity settled awards	—	—	48	—	—	—	—	7	55
Transfers to (from) noncontrolling interest, net of tax	—	—	45	—	—	—	—	(74)	(29)
Dividend payments	—	—	—	(223)	—	—	—	—	(223)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(218)	(218)
Noncontrolling interest acquired from Western Refining	—	—	—	—	—	—	—	719	719
Issuance of shares for Western Refining Acquisition	39.5	6	3,372	—	3.1	169	—	—	3,547
Consideration for Western Refining related to stock awards	—	—	8	—	—	—	—	—	8
Equity issuance costs related to the Western Refining acquisition	—	—	(3)	—	—	—	—	—	(3)
Other	—	—	1	1	—	—	—	(1)	1

At September 30, 2017	200.1	$33	$4,943	$6,864	(44.1)	$(2,547)	$(188)	$3,505	$12,610

At December 31, 2017	200.1	$33	$5,224	$7,651	(46.8)	$(2,841)	$(252)	$3,600	$13,415
Net earnings	—	—	—	1,050	—	—	—	203	1,253
Purchases of common stock	—	—	—	—	(2.6)	(258)	—	—	(258)
Shares issued for equity-based compensation awards, net of tax	0.7	—	—	—	(0.3)	(24)	—	—	(24)
Amortization of equity settled awards	—	—	36	—	—	—	—	5	41
Transfers to (from) noncontrolling interest, net of tax	—	—	(442)	—	—	—	—	590	148
Cumulative effect of accounting standard adoption	—	—	—	(16)	—	—	—	(9)	(25)
Dividend payments	—	—	—	(270)	—	—	—	—	(270)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(302)	(302)
Other comprehensive income, net of tax	—	—	—	—	—	—	11	—	11
Other	—	—	—	—	—	—	—	(3)	(3)

At September 30, 2018	200.8	$33	$4,818	$8,415	(49.7)	$(3,123)	$(241)	$4,084	$13,986

The accompanying notes are an integral part of these condensed consolidated financial statements.

4 |

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1—Organization and Basis of Presentation

Organization

As used in these financial statements, the terms “Andeavor,” the “Company,” “we,” “us” or “our” may refer to Andeavor, one or more of its consolidated subsidiaries or all of them taken as a whole. The words “we,” “us” or “our” generally include Andeavor Logistics LP (“Andeavor Logistics”), a publicly-traded limited partnership, and its subsidiaries as consolidated subsidiaries of Andeavor with certain exceptions where there are transactions or obligations between Andeavor Logistics and Andeavor or its other subsidiaries. When used in descriptions of agreements and transactions, “Andeavor Logistics” refers to Andeavor Logistics and its consolidated subsidiaries.

Marathon Petroleum Corporation Merger

On October 1, 2018, Marathon Petroleum Corporation (“MPC”) completed its acquisition of Andeavor in accordance with the Agreement and Plan of Merger, dated as of April 29, 2018 (the “MPC Merger Agreement”), under which MPC acquired all of our outstanding shares (the “MPC Merger”). Mahi Inc., a Delaware corporation and wholly owned subsidiary of MPC merged with and into Andeavor, with Andeavor surviving such merger as a wholly owned subsidiary of MPC (the “First Merger”). Immediately after the consummation of the First Merger, Andeavor merged with and into Andeavor LLC, a Delaware limited liability company and wholly owned subsidiary of MPC, with Andeavor LLC surviving that merger as a wholly owned subsidiary of MPC. All outstanding Andeavor shares were exchanged for shares of MPC and were no longer publicly traded.

2018 Drop Down

On August 6, 2018, Andeavor Logistics acquired midstream energy infrastructure assets (the “2018 Drop Down”) from Andeavor for total consideration of $1.55 billion comprised of $300 million in cash financed with borrowings under Andeavor Logistics dropdown credit facility and 28,283,742 newly issued common units of Andeavor Logistics with a fair value of $1.25 billion. These assets include gathering, storage and transportation assets in the Permian region; legacy Western Refining assets and associated crude terminals; the majority of Andeavor’s remaining refining terminalling, transportation and storage assets; and equity method investments in Andeavor Logistics RIO Pipeline LLC (“ALRP”) (formerly Rangeland RIO Pipeline, LLC), Minnesota Pipe Line Company, LLC (“MPL”) and PNAC, LLC (“PNAC”). In addition, the Conan Crude Oil Gathering System and the Los Angeles Refinery Interconnect Pipeline were transferred at cost plus incurred interest. In conjunction with the 2018 Drop Down, we entered into additional commercial agreements with Andeavor Logistics.

Western Refining

On June 1, 2017, pursuant to the Agreement and Plan of Merger, dated as of November 16, 2016, by and among Western Refining, Inc. (“Western Refining”), the Company, and our wholly-owned subsidiaries, a wholly-owned subsidiary was merged with and into Western Refining, with Western Refining surviving such merger as a wholly-owned subsidiary of the Company (the “Merger” or the “Western Refining Acquisition”). Refer to Note 2 for more information on the Merger.

Principles of Consolidation and Basis of Presentation

Principles of Consolidation

These interim condensed consolidated financial statements and notes hereto of Andeavor and its subsidiaries have been prepared by management without audit according to the rules and regulations of the Securities and Exchange Commission (“SEC”) and reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of results for the periods presented. Such adjustments are of a normal recurring nature, unless otherwise disclosed. We prepare our condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). However, certain information and notes normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the SEC’s rules and regulations. Management believes that the disclosures presented herein are adequate to present the information fairly. The accompanying condensed consolidated financial statements and notes should be read in conjunction with the Andeavor Annual Report on Form 10-K for the year ended December 31, 2017.

Basis of Presentation

We are required under U.S. GAAP to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We review our estimates on an ongoing basis. Changes in facts and circumstances may result in revised estimates and actual results could differ from those estimates. The results of operations for any interim period are not necessarily indicative of results for the full year. Certain prior year balances have been aggregated or disaggregated to conform to the current year presentation, including the adoption of recent accounting standards discussed further below.

September 30, 2018 | 5

Notes to Condensed Consolidated Financial Statements (Unaudited)

The consolidated statements of comprehensive income for the nine months ended September 30, 2018 and 2017 have been omitted, as there was no material change to accumulated other comprehensive income in either period.

Cost Classifications

Cost of materials and other includes the purchase cost of commodities sold within our Refining and Logistics segments along with the cost of inbound transportation and outbound distribution costs incurred to transport product to our customers, gains and losses related to our commodity hedging activities and the cost of merchandise sold through our Marketing segment. Additionally, lower of cost or market valuation adjustments impact our cost of materials and other but are separately presented in our condensed statements of consolidated operations.

Operating expenses are comprised of direct and indirect operating costs. Direct operating expenses reflect costs incurred for direct labor, repairs and maintenance, outside services, chemicals and catalysts, utility costs, including the purchase of electricity and natural gas used by our facilities, property taxes, environmental compliance costs related to current period operations, rent expense and other direct operating expenses incurred in the production of refined products sold through our Marketing or Refining segments or towards the provision of services in our Logistics segment. Indirect operating expenses represent allocated labor and other administrative costs for centralized personnel that influence our underlying operations, environmental remediation costs unrelated to current period operations, and other costs that are related, but not directly, to our segment operations.

Depreciation and amortization expenses consist of the depreciation and amortization of property, plant and equipment, deferred turnaround expenditures, marketing branding costs and intangible assets related to our operating segments along with our corporate operations. General and administrative expenses represent costs that are not directly or indirectly related to or otherwise are not allocated to our marketing, logistics or refining operations. Cost of materials and other, any lower of cost or market valuation adjustments, direct operating expenses incurred across our operating segments, and depreciation and amortization expenses recognized by our Marketing, Logistics and Refining segments constitute costs of revenue as defined by U.S. GAAP.

Variable Interest Entities

Our condensed consolidated financial statements include a variable interest entity, Andeavor Logistics, which is part of our Marketing and Logistics segments. Andeavor Logistics is a publicly traded limited partnership that we formed to own, operate, develop and acquire logistics assets. Its assets are integral to the success of Andeavor’s refining and marketing operations and are used to gather crude oil, natural gas, and water, process natural gas and distribute, transport and store crude oil and refined products. Andeavor Logistics provides us with various pipeline transportation, trucking, terminal distribution, gathering and processing, storage and petroleum-coke handling services under long-term, fee-based commercial agreements. Each of these agreements, apart from the storage and transportation services agreement, contain minimum volume commitments. We do not provide financial or equity support through any liquidity arrangements or financial guarantees to Andeavor Logistics.

Tesoro Logistics GP, LLC (“TLGP”), our wholly-owned subsidiary, serves as the general partner of Andeavor Logistics. As the general partner of Andeavor Logistics, we have the sole ability to direct the activities of Andeavor Logistics that most significantly impact its economic performance. We are considered to be the primary beneficiary for accounting purposes and are Andeavor Logistics’ primary customer. We held 64% and 59% interest in Andeavor Logistics at September 30, 2018 and December 31, 2017, respectively. In the event Andeavor Logistics incurs a loss, our operating results will reflect Andeavor Logistics’ loss, net of intercompany eliminations. Andeavor Logistics’ transactions with us under our various long-term, fee-based commercial agreements accounted for 64% and 45% of Andeavor Logistics’ total revenues for the nine months ended September 30, 2018 and 2017, respectively.

In January 2018, Andeavor acquired Rangeland Energy II, LLC, (“Rangeland”), which included the acquisition of Rangeland’s 67% interest in ALRP, a variable interest entity that owns assets in the Delaware and Midland Basins. On August 6, 2018, Andeavor Logistics acquired Andeavor’s interests in ALRP, which include its initial equity investment of $159 million, subject to adjustment during the one-year measurement period, and a service agreement through one of its wholly-owned subsidiaries to operate, maintain and repair the assets. Andeavor is not the primary beneficiary of ALRP, under the partnership agreement, because Andeavor and the other minor shareholder jointly direct the activities of ALRP that most significantly impact its economic performance. In addition, while not the primary beneficiary, Andeavor Logistics has a 78% interest in Rendezvous Gas Services, L.L.C (“RGS”).

6 |

Notes to Condensed Consolidated Financial Statements (Unaudited)

In April 2018, Andeavor announced participation in two new joint ventures under development, Gray Oak Pipeline, LLC (“Gray Oak Pipeline”) and South Texas Gateway Terminal LLC (“South Texas Gateway Terminal”). The Gray Oak Pipeline will support the transportation of crude oil from the Permian Basin to Corpus Christi, Texas. We own a 25% interest in the pipeline that is expected to be placed in service by the end of the fourth quarter of 2019 and is backed by long-term third-party, take-or-pay commitments with primarily investment grade customers. We own a 25% participation in the South Texas Gateway Terminal, a planned deep-water, open access marine terminal in Ingleside, Texas. ALRP, RGS, Gray Oak Pipeline and the South Texas Gateway Terminal are unconsolidated variable interest entities and we use the equity method of accounting with respect to our investments in each entity.

Discontinued Operations

On September 25, 2013, we completed the sale of all of our interest in Tesoro Hawaii, LLC, which operated a 94 thousand barrels per day Hawaii refinery, retail sites and associated logistics assets (the “Hawaii Business”). The sale of the Hawaii Business was subject to an earn-out provision based on the annual gross margin (as defined in sale agreement) in the three annual periods beginning with the year ended December 31, 2014 and ending with the year ended December 31, 2016. Additionally, we retained liability for certain regulatory improvements required at the Hawaii refinery and tank replacement efforts at certain retail sites. The results of operations for this business have been presented as discontinued operations in the condensed statements of consolidated operations.

There were no revenues for the nine months ended September 30, 2018 and 2017. We recorded $12 million in pre-tax earnings ($9 million after-tax) during the nine months ended September 30, 2018 primarily related to final adjustments to previous earn-out periods. No additional earn-outs related to the sale of the Hawaii Business remain to be paid to Andeavor. We recorded $13 million in pre-tax earnings ($8 million after-tax) during the nine months ended September 30, 2017 primarily related to lower than expected costs related to the regulatory improvements we remain obligated to make at the Hawaii refinery. Cash flows from discontinued operations were $7 million for the nine months ended September 30, 2018 and cash flows used in discontinued operations were $17 million for the nine months ended September 30, 2017. Unless otherwise noted, the information in the notes to the condensed consolidated financial statements relates to our continuing operations.

New Accounting Standards and Disclosures

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Updated (“ASU”) 2014-09, “Revenue from Contracts with Customers” to replace existing revenue recognition rules with a single comprehensive model to use in accounting for revenue arising from contracts with customers. Under this ASU and the associated subsequent amendments (collectively, “ASC 606”), revenue is recognized when a customer obtains control of promised goods or services for an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, ASC 606 requires expanded disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

We adopted ASC 606 on January 1, 2018 utilizing the modified retrospective method. We recognized a $16 million reduction to retained earnings and a $9 million reduction to noncontrolling interest on January 1, 2018 for the cumulative effect adjustment related to contracts in process but not substantially complete as of that date. We reflected the aggregate impact of all modifications executed and effective as of January 1, 2018 in applying the new standard to these contracts. The cumulative effect adjustment is primarily related to the period over which revenue is recognized on contracts for which our customers pay minimum throughput volume commitments and clawback provisions apply. We also made immaterial adjustments associated with our gift card program and franchise fees. Additionally, upon the adoption of ASC 606, the gross versus net presentation of certain contractual arrangements and taxes has changed as further described in Note 12. The current period results and balances are presented in accordance with ASC 606, while comparative periods continue to be presented in accordance with the accounting standards in effect for those periods.

For the nine months ended September 30, 2018, we recorded lower revenues of $901 million and correspondingly $901 million lower cost of materials and other for presentation impacts of applying ASC 606. These presentation impacts were primarily associated with netting excise and other related taxes as described in Note 12. We recorded an additional $8 million in revenues during the nine months ended September 30, 2018, primarily related to the minimum throughput volume commitments discussed above as a result of applying the new standard. There were no material impacts during the period to the condensed consolidated balance sheets or condensed statements of consolidated cash flows, as a result of the adoption.

September 30, 2018 | 7

Notes to Condensed Consolidated Financial Statements (Unaudited)

Leases

In February 2016, the FASB issued an ASU requiring lessees to record virtually all leases on their balance sheets. The ASU also requires expanded disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. For lessors, this amended guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The guidance will be effective for fiscal years beginning after December 15, 2018, and interim periods within those years. We will transition to the new guidance by recording leases on our balance sheet as of January 1, 2019. We continue to evaluate the impact of this standard on our financial statements, disclosures, internal controls and accounting policies. This evaluation process includes reviewing all forms of leases, performing a completeness assessment over the lease population and analyzing the practical expedients in order to determine the best path of implementing changes to existing processes and controls. We are implementing a third-party supported lease accounting information system to account for our lease population in accordance with this new standard and establishing internal controls over the new system. We have completed a significant portion of the design and testing of the new system and commenced lease data loading and testing. We expect that adoption of the standard will result in the recognition of right of use assets and lease liabilities for operating leases in the range of $1.4 billion to $1.7 billion, as virtually all leases will be recognized as a right of use asset and lease obligation.

Credit Losses

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends guidance on the impairment of financial instruments. The ASU requires the estimation of credit losses based on expected losses and provides for a simplified accounting model for purchased financial assets with credit deterioration. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, and interim reporting periods within those annual reporting periods. Early adoption is permitted for annual reporting periods beginning after December 15, 2018. While we are still evaluating the impact of ASU 2016-13, we do not expect to early adopt ASU 2016-13 nor expect the adoption of this standard to have a material impact on our financial statements.

Pension and Postretirement Costs

In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (“ASU 2017-07”), which requires the current service-cost component of net benefit costs to be presented similarly with other current compensation costs for related employees on the condensed statements of consolidated operations, and stipulates that only the service cost component of net benefit costs is eligible for capitalization. The Company will present other components of net benefit costs elsewhere on the condensed statements of consolidated operations. The amendments to the presentation of the condensed statements of consolidated operations in this update should be applied retrospectively while the change in capitalized benefit cost is to be applied prospectively. We adopted ASU 2017-07 as of January 1, 2018. Adoption of the standard resulted in an increase to operating expenses of $3 million and interest and financing costs of $27 million respectively, with a corresponding decrease to general and administrative expenses of $3 million and an increase to other income of $27 million for the nine months ended September 30, 2017. There was no impact to net earnings and ASU 2017-07 does not impact the condensed consolidated balance sheets or condensed statements of consolidated cash flows.

Stock-based Compensation

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which provides guidance about which changes to the terms or conditions of a share-based payment awarded require an entity to apply modification accounting. The amendments in ASU 2017-09 are to be applied prospectively to an award modified on or after the adoption date. As such, the impact of ASU 2017-09 is dependent on whether we modify any share-based payment awards and the nature of such modifications. We adopted ASU 2017-09 as of January 1, 2018 with no impact on our financial statements.

Derivatives and Hedging

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities” (“ASU 2017-12”), which amends and simplifies existing guidance to more accurately present the economic effects of risk management activities in the financial statements. ASU 2017-12 is effective for interim and annual reporting periods beginning after December 15, 2018. We do not expect the adoption of this standard to have a material impact on our financial statements.

8 |

Notes to Condensed Consolidated Financial Statements (Unaudited)

Comprehensive Income

In February 2018, the FASB issued ASU 2018-02, “Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (“ASU 2018-02”), which allows a reclassification of recorded amounts from accumulated other comprehensive income to retained earnings for the adjustment of deferred taxes due to the reduction of the historical corporate income tax rate to the newly enacted corporate income tax rate resulting from the U.S. tax law changes enacted in December 2017. It also requires certain disclosures about these reclassifications. ASU 2018-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The new guidance must be applied either on a prospective basis in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. tax law changes are recognized. We do not expect the adoption of this standard to have a material impact on our financial statements.

Fair Value Measurements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements by removing, modifying or adding certain disclosures. ASU 2018-13 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. Certain disclosures in ASU 2018-13 are required to be applied on a retrospective basis and others on a prospective basis. While we are still evaluating the impact of ASU 2018-13, we do not expect to early adopt ASU 2018-13 nor expect the adoption of this standard to have a material impact on our financial statements.

Benefit Plans

In August 2018, the FASB issued ASU 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans” (“ASU 2018-14”), which modifies the disclosure requirements for employers that sponsor defined benefit plans or other postretirement plans. ASU 2018-14 is effective for fiscal years after December 15, 2020, with early adoption permitted. ASU 2018-14 is required to be applied on a retrospective basis to all periods presented. While we are still evaluating the impact of ASU 2018-14, we do not expect to early adopt ASU 2018-14 nor expect the adoption of this standard to have a material impact on our financial statements.

Internal-Use Software

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software—(Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract” (“ASU 2018-15”), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. ASC 2018-15 is required to be applied either retrospectively or prospectively to all implementation costs after the date of adoption. While we are still evaluating the impact of ASU 2018-15, we do not expect to early adopt ASU 2018-15 nor expect the adoption of this standard to have a material impact on our financial statements.

Note 2—Acquisitions

Western Refining Acquisition

On June 1, 2017, we completed the Western Refining Acquisition. Based on our $83.25 per share closing stock price on June 1, 2017, the aggregate value of consideration paid to Western Refining shareholders was $4.0 billion, including approximately $3.6 billion of our stock and approximately $424 million of cash, including cash payable upon accelerated vesting of Western Refining equity awards. The cash portion of the purchase price, along with the settlement of $1.6 billion of certain Western Refining debt and other transaction related costs, was funded using cash on hand and $575 million of funds drawn on the Andeavor Revolving Credit Facility.

We accounted for the Western Refining Acquisition using the acquisition method of accounting, which requires, among other things, that assets acquired at their fair values and liabilities assumed be recognized on the balance sheet as of the acquisition date. The purchase price allocation for the Western Refining Acquisition is complete and has been allocated based on the fair values of the assets acquired and liabilities assumed at the acquisition date. During the nine months ended September 30, 2018, we recorded adjustments to our allocation to increase other noncurrent liabilities by $32 million, property, plant and equipment by $22 million and deferred income taxes by $3 million offset by decreases in accounts payable of $13 million and accrued liabilities of $3 million.

September 30, 2018 | 9

Notes to Condensed Consolidated Financial Statements (Unaudited)

Acquisition Date Purchase Price Allocation (in millions)

Cash	$159
Receivables	510
Inventories	805
Prepayments and Other Current Assets	212
Property, Plant and Equipment (a)	3,486
Goodwill	2,955
Acquired Intangibles	315
Other Noncurrent Assets	162
Accounts Payable	(688)
Accrued Liabilities	(274)
Current Portion of Long-term Debt	(12)
Deferred Income Taxes	(721)
Debt	(2,092)
Other Noncurrent Liabilities	(118)
Noncontrolling Interest	(719)

Total purchase price	$3,980

(a)	Estimated useful lives ranging from 3 to 28 years have been assumed based on the valuation.

Goodwill

Andeavor evaluated several factors that contributed to the amount of goodwill presented above. These factors include the acquisition of an existing integrated refining, marketing and logistics business located in areas with access to cost-advantaged feedstocks with an assembled workforce that cannot be duplicated at the same costs by a new entrant. Further, the Western Refining Acquisition provides a platform for future growth through operating efficiencies Andeavor expects to gain from the application of best practices across the combined company and an ability to realize synergies from the geographic diversification of Andeavor’s business and rationalization of general and administrative costs. The amount of goodwill by reportable segment is as follows: Marketing $282 million, Logistics $956 million and Refining $1.71 billion. Approximately $1.99 billion of the $2.96 billion in goodwill resulting from the tax-free merger with Western Refining is non-deductible for tax purposes. As a result of prior acquisitions, Western Refining has tax-deductible goodwill, in which we received carryover basis, providing tax deductibility for approximately $970 million of the $2.96 billion in goodwill that otherwise would not be deductible.

Property, Plant and Equipment

The fair value of property, plant and equipment is $3.5 billion. This fair value is based on the valuation using a combination of the income, cost and market approaches. The useful lives of acquired assets have been aligned to similar assets at Andeavor.

10 |

Notes to Condensed Consolidated Financial Statements (Unaudited)

Acquired Intangible Assets

The fair value of the acquired identifiable intangible assets is $315 million. This fair value is based on the valuation completed for the business enterprise, along with the related tangible assets, using a combination of the income method, cost method and comparable market transactions. We recognized intangible assets associated with customer relationships, franchise rights and favorable leases, all of which will be amortized over a definite-life. We also recognized an intangible asset of $38 million related to liquor licenses and $113 million related to trade names, both of which have indefinite lives. We considered the assets’ historical accounting by Western Refining, our plans for the continued use and marketing of the assets, and how a market participant would use the assets in determining whether the intangible assets have an indefinite or definite life. We amortize acquired intangibles with finite lives on a straight-line basis over a weighted average useful life of 13 years, and we include the amortization in depreciation and amortization expenses on our condensed statements of consolidated operations. The gross carrying value of our finite life intangibles acquired from the Western Refining Acquisition was $164 million and the accumulated amortization was $17 million as of September 30, 2018. Amortization expense is expected to be $13 million per year for the next five years related to the Western Refining acquired intangible assets.

Contingencies

We assumed environmental, legal and asset retirement obligation liabilities of $49 million in the Western Refining Acquisition. This represents an increase of $30 million during the nine months ended September 30, 2018.

Interests in Western Refining Logistics and MPL

With the Western Refining Acquisition, we acquired a controlling interest in Western Refining Logistics, LP (“WNRL”). The fair value of the non-controlling interest in WNRL is based on the unit price, units outstanding and the percent of public unitholders of WNRL on June 1, 2017. The October 30, 2017 merger between Andeavor Logistics and WNRL in which all WNRL outstanding common units were exchanged for common units in Andeavor Logistics did not impact the fair value of non-controlling interest. Additionally, we acquired a 17% common equity interest in MPL. We are accounting for our investment in MPL under the equity method of accounting given our ability to exercise significant influence over MPL.

Acquisition Costs

There were no material acquisition, severance or retention costs incurred in the nine months ended September 30, 2018 related to the Western Refining Acquisition. As it relates to severance and retention costs, we had $12 million recognized in accrued liabilities remaining to be paid at September 30, 2018.

Western Refining Revenues and Earnings Before Income Taxes

For the period from January 1, 2018 through September 30, 2018, we recognized $10.4 billion in revenues and $783 million of earnings before income taxes related to the business acquired. The earnings before income taxes for the period include related acquisition and severance costs along with interest expense incurred related to the acquisition.

Pro Forma Financial Information

The following unaudited pro forma information combines the historical operations of Andeavor and Western Refining, giving effect to the Merger and related transactions as if they had been consummated on January 1, 2017, the beginning of the earliest period presented. For the nine months ended September 30, 2017, the unaudited pro forma consolidated revenues and net earnings was $28.4 billion and $874 million, respectively.

Rangeland Energy

On January 19, 2018, Andeavor completed its announced acquisition of 100% of the equity of Rangeland. Rangeland, which includes a 67% interest in ALRP, owns and operates assets in the Delaware and Midland Basins in New Mexico and Texas, including the recently constructed ALRP crude oil pipeline, three crude oil storage terminals, a frac sand storage and truck loading facility. Andeavor funded the acquisition using the Andeavor Revolving Credit Facility. This acquisition is not material to our condensed consolidated financial statements and its operating results are recognized in our Logistics segment.

SLC Core Pipeline System

On May 1, 2018, Andeavor Logistics completed its acquisition of the SLC Core Pipeline System (formerly referred to as the Wamsutter Pipeline System) from Plains All American Pipeline, L.P. The system consists of pipelines that transport crude oil to another third-party pipeline system that supplies the Salt Lake City area refineries, including our Salt Lake City refinery.

September 30, 2018 | 11

Notes to Condensed Consolidated Financial Statements (Unaudited)

Andeavor Logistics financed the acquisition using the Andeavor Logistics Revolving Credit Facility. This acquisition is not material to our condensed consolidated financial statements and its operating results are recognized in our Logistics segment.

West Coast Asphalt Terminals

On May 21, 2018, Andeavor acquired the West Coast asphalt terminals of Delek US Holdings, Inc. The assets acquired include four wholly-owned asphalt terminals in California and Arizona as well as a 50% interest in PNAC, a terminal in Nevada. Andeavor financed the acquisition using the Andeavor Revolving Credit Facility. This acquisition is not material to our condensed consolidated financial statements and its operating results are recognized in our Refining segment.

Note 3—Inventories

Components of Inventories (in millions)

	September 30, 2018	December 31, 2017
Domestic crude oil and refined products	$3,488	$3,203
Materials and supplies	237	229
Oxygenates and by-products	80	85
Merchandise	59	50
Foreign subsidiary crude oil and refined products	104	63

Total Inventories	$3,968	$3,630

At September 30, 2018 and December 31, 2017, the replacement cost of our crude oil and refined product inventories exceeded carrying value, both in the aggregate, by approximately $1.7 billion and $703 million, respectively.

Note 4—Investments—Equity Method and Joint Ventures

We have the ability to exercise significant influence over each of the following investments through our participation in the management committees, which have the ability to make decisions that are significant to the entities. However, since we have equal or proportionate influence over each committee as a joint interest partner, we have determined that these entities should not be consolidated and apply the equity method of accounting with respect to our investments in each entity.

We own a 51% interest in Watson Cogeneration Company (“Watson”), which produces steam and electricity at a facility located at our Los Angeles refinery. On April 24, 2018, we announced a 25% participation in the Gray Oak Pipeline joint venture. The Gray Oak Pipeline will provide crude oil transportation from West Texas to destinations in the Corpus Christi, Sweeny and Freeport areas. In addition, we announced a 25% participation in the South Texas Gateway Terminal with Buckeye Partners, LP to develop a deep-water, open access marine terminal in Ingleside, Texas. The South Texas Gateway Terminal includes crude oil storage capacity and will serve as an outlet for crude oil and condensate volumes delivered from the Gray Oak Pipeline.

Andeavor Logistics has a 78% interest in RGS, which owns and operates the infrastructure that transports gas from certain fields to several re-delivery points in southwestern Wyoming, including natural gas processing facilities that are owned by Andeavor Logistics or a third party. Andeavor Logistics also owns a 50% interest in Three Rivers Gathering, LLC (“TRG”), which operates natural gas gathering assets in the southeastern Uinta Basin, as well as a 38% interest in Uintah Basin Field Services, L.L.C. (“UBFS”), which owns and operates the natural gas gathering infrastructure located in the southeastern Uinta Basin and is operated by Andeavor Logistics. Andeavor Logistics also owns a 17% interest in MPL, which owns and operates a crude oil pipeline in Minnesota, as well as a 67% interest in ALRP, a recently constructed crude oil pipeline located in the Delaware and Midland basins in west Texas, and a 50% interest in PNAC. MPL, ALRP and PNAC were acquired by Andeavor Logistics in the 2018 Drop Down. Refer to Note 2 for additional discussions of our initial acquisition of those equity method investments.

12 |

Notes to Condensed Consolidated Financial Statements (Unaudited)

Equity Method Investments (in millions)

	Balance at December 31, 2017 (a)	Fair value of acquired interest	Investments in joint ventures	Equity in earnings	Cumulative effect of accounting standard adoption	Distributions received	Balance at September 30, 2018 (a)
Watson	$78	$—	$—	$14	$—	$(3)	$89
Gray Oak Pipeline	—	—	58	—	—	—	58
South Texas Gateway Terminal	—	—	16	—	—	—	16
MPL	120	—	—	14	—	(14)	120
PNAC	—	27	—	—	—	—	27
RGS	268	—	—	4	—	(16)	256
ALRP	—	159	—	4	—	(4)	159
TRG	37	—	—	2	(3)	(5)	31
UBFS	15	—	—	1	—	(2)	14

Total	$518	$186	$74	$39	$(3)	$(44)	$770

(a)

The carrying amount of our investments in Watson, MPL, PNAC, RGS, ALRP, TRG and UBFS exceeded the underlying equity in net assets by $60 million, $34 million, $17 million, $127 million, $75 million, $14 million and $6 million, respectively, at September 30, 2018. There was no difference between the carrying amount of our investments and the underlying equity in net assets for the Gray Oak Pipeline and the South Texas Gateway Terminal joint ventures at September 30, 2018. The carrying amount of our investments in Watson, MPL, RGS, TRG and UBFS exceeded the underlying equity in net assets by $62 million, $35 million $130 million, $15 million and $6 million, respectively, at December 31, 2017. The carrying amounts of our investments allocated to tangible assets that exceed the underlying equity in net assets are amortized over the useful life of the underlying fixed assets and included in equity in earnings.

Note 5—Derivative Instruments

In the ordinary course of business, our profit margins, earnings and cash flows are impacted by the timing, direction and overall change in pricing for commodities used throughout our operations. We use non-trading derivative instruments to manage our exposure to the following:

•	price risks associated with the purchase or sale of feedstocks, refined products and energy supplies related to our refineries, terminals, marketing fuel inventory and customers;

•	price risks associated with inventories above or below our target levels;

•	future emission credit requirements; and

•	exchange rate fluctuations on our purchases of Canadian crude oil.

Our accounting for derivative instruments depends on whether the underlying commodity will be used or sold in the normal course of business. For contracts where the crude oil or refined products are expected to be used or sold in the normal course of business, we apply the normal purchase normal sale exception and follow the accrual method of accounting. All other derivative instruments are recorded at fair value using mark-to-market accounting. We did not designate any of our derivatives for hedge accounting during the nine months ended September 30, 2018 and 2017.

Our derivative instruments can include Forward Contracts, Futures Contracts, Over-the-Counter swaps, including Swap Contracts, Options, and OTC Option Contracts. Forward Contracts are agreements to buy or sell the commodity at a predetermined price at a specified future date. Futures Contracts are standardized agreements, traded on a futures exchange, to buy or sell the commodity at a predetermined price at a specified future date. Options provide the right, but not the obligation to buy or sell the commodity at a specified price in the future. Swap Contracts and OTC Option Contracts require cash settlement for the commodity based on the difference between a contracted fixed or floating price and the market price on the settlement date. Certain of these contracts require cash collateral to be received or paid if our asset or liability position, respectively, exceeds specified thresholds. We believe that we have minimal credit risk with respect to our counterparties.

September 30, 2018 | 13

Notes to Condensed Consolidated Financial Statements (Unaudited)

The following table presents the fair value of our derivative instruments as of September 30, 2018 and December 31, 2017. The fair value amounts below are presented on a gross basis and do not reflect the netting of asset and liability positions permitted under the terms of our master netting arrangements including cash collateral on deposit with, or received from, brokers. We offset the recognized fair value amounts for multiple derivative instruments executed with the same counterparty in our financial statements when a legal right of offset exists. As a result, the asset and liability amounts below will not agree with the amounts presented in our condensed consolidated balance sheets.

Derivative Assets and Liabilities (in millions)

		Derivative Assets		Derivative Liabilities
	Balance Sheet Location	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Commodity Futures Contracts	Prepayments and other current assets	$1,253	$780	$1,250	$807
Commodity Swap Contracts	Prepayments and other current assets	80	48	79	63
Commodity Swap Contracts	Receivables	3	15	—	—
Commodity Swap Contracts	Accounts payable	—	—	20	24
Commodity Options Contracts	Prepayments and other current assets	1	—	—	2
Commodity Options Contracts	Accounts payable	—	—	6	—
Commodity Forward Contracts	Receivables	2	2	—	—

Total Gross Mark-to-Market Derivatives		1,339	845	1,355	896
Less: Counterparty Netting		(1,307)	(813)	(1,307)	(813)
Add back: Cash Collateral		18	67	—	—

Total Net Fair Value of Derivatives		$50	$99	$48	$83

Net Gains (Losses) on Mark-to-Market Derivatives (in millions)

	Nine Months Ended September 30,
	2018	2017
Commodity Contracts	$(2)	$30
Foreign Currency Forward Contracts	(1)	—

Total Net Gain (Loss) on Mark-to-Market Derivatives	$(3)	$30

Income Statement Location of Net Gains (Losses) on Mark-to-Market Derivatives (in millions)

	Nine Months Ended September 30,
	2018	2017
Revenues	$8	$8
Cost of materials and other	(10)	22
Other income, net	(1)	—

Total Net Gain (Loss) on Mark-to-Market Derivatives	$(3)	$30

14 |

Notes to Condensed Consolidated Financial Statements (Unaudited)

Open Long (Short) Positions

Outstanding Commodity and other Contracts (units in thousands)

	Contract Volumes by Year of Maturity			Unit of Measure
Mark-to-Market Derivative Instrument	2018	2019	2020
Crude oil, refined products and blending products:
Futures Contracts—long	766	1,357	20	Barrels
Swap Contracts—long	70	220	360	Barrels
Swap Contracts—short	(2,298)	(245)	(360)	Barrels
Options—long	35	—	—	Barrels
Forwards—short	(573)	—	—	Barrels
Corn:
Futures Contracts—short	(270)	—	—	Bushels
Soybean oil:
Futures Contracts—short	(6,840)	—	—	Pounds

Note 6—Fair Value Measurements

We classify financial assets and liabilities according to the fair value hierarchy. Financial assets and liabilities classified as level 1 instruments are valued based on quoted prices in active markets for identical assets and liabilities. Level 2 instruments are valued based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices, such as liquidity, that are observable for the asset or liability. Our level 2 instruments include derivatives valued using market quotations from independent price reporting agencies, third-party brokers and commodity exchange price curves that are corroborated with market data. Level 3 instruments are valued using significant unobservable inputs that are not supported by sufficient market activity. We do not have any financial assets or liabilities classified as level 3 at September 30, 2018 or December 31, 2017.

Our financial assets and liabilities measured at fair value on a recurring basis include derivative instruments. Additionally, our financial liabilities include obligations for Renewable Identification Numbers (“RINs”) and cap and trade emission credits for the state of California (together with RINs, our “Environmental Credit Obligations”). See Note 5 for further information on our derivative instruments. Amounts presented below for Environmental Credit Obligations represent the estimated fair value amount at each balance sheet date for which we do not have sufficient RINs and California cap and trade credits to satisfy our obligations to the U.S. Environmental Protection Agency (“EPA”) and the state of California, respectively.

Financial Assets and Liabilities at Fair Value (in millions)

	September 30, 2018
	Level 1	Level 2	Level 3	Netting and Collateral (a)	Total
Assets:
Commodity Futures Contracts	$1,253	$—	$—	$(1,219)	$34
Commodity Swap Contracts	—	83	—	(68)	15
Commodity Options Contracts	1	—	—	(2)	(1)
Commodity Forward Contracts	—	2	—	—	2

Total Assets	$1,254	$85	$—	$(1,289)	$50

Liabilities:
Commodity Futures Contracts	$1,250	$—	$—	$(1,237)	$13
Commodity Swap Contracts	—	99	—	(68)	31
Commodity Options Contracts	1	5	—	(2)	4
Environmental Credit Obligations	—	134	—	—	134

Total Liabilities	$1,251	$238	$—	$(1,307)	$182

September 30, 2018 | 15

Notes to Condensed Consolidated Financial Statements (Unaudited)

	December 31, 2017
	Level 1	Level 2	Level 3	Netting and Collateral (a)	Total
Assets:
Commodity Futures Contracts	$780	$—	$—	$(707)	$73
Commodity Swap Contracts	—	63	—	(39)	24
Commodity Forward Contracts	—	2	—	—	2

Total Assets	$780	$65	$—	$(746)	$99

Liabilities:
Commodity Futures Contracts	$807	$—	$—	$(774)	$33
Commodity Swap Contracts	—	87	—	(39)	48
Commodity Options Contracts	—	2	—	—	2
Environmental Credit Obligations	—	43	—	—	43

Total Liabilities	$807	$132	$—	$(813)	$126

(a)

Certain of our derivative contracts, under master netting arrangements, include both asset and liability positions. We offset both the fair value amounts and any related cash collateral amounts recognized for multiple derivative instruments executed with the same counterparty when there is a legally enforceable right and an intention to settle net or simultaneously. As of September 30, 2018 and December 31, 2017, we had provided cash collateral amounts of $18 million and $67 million, respectively, related to our unrealized derivative positions. Cash collateral amounts are netted with mark-to-market derivative assets.

We believe the carrying value of our other financial instruments, including cash and cash equivalents, receivables, accounts payable and certain accrued liabilities approximate fair value. Our fair value assessment incorporates a variety of considerations, including the short-term duration of the instruments and the expected future insignificance of bad debt expense, which includes an evaluation of counterparty credit risk. The borrowings under the Revolving Credit Facility, the Andeavor Logistics Revolving Credit Facility and our Term Loan Credit Facility, which include variable interest rates, approximate fair value. The fair value of our fixed rate debt is based on prices from recent trade activity and is categorized in level 2 of the fair value hierarchy. The carrying value and fair value of our debt were both approximately $8.9 billion as of September 30, 2018. The carrying value and fair value of our debt were $7.8 billion and $8.1 billion at December 31, 2017, respectively. These carrying and fair values of our debt do not consider the unamortized issuance costs, which are netted against our total debt.

Note 7—Debt

Debt Balance, Net of Current Maturities and Unamortized Issuance Costs (in millions)

	September 30, 2018	December 31, 2017
Total debt (a)	$8,851	$7,799
Unamortized issuance costs and premiums	(102)	(114)
Current maturities	(34)	(17)

Debt, Net of Current Maturities and Unamortized Issuance Costs	$8,715	$7,668

(a)

Total debt related to Andeavor Logistics, which is non-recourse to Andeavor, except for TLGP and Western Refining Southwest, Inc., was $4.9 billion and $4.2 billion at September 30, 2018 and December 31, 2017, respectively.

16 |

Notes to Condensed Consolidated Financial Statements (Unaudited)

Available Capacity Under Credit Facilities (in millions)

	Total Capacity	Amount Borrowed as of September 30, 2018	Outstanding Letters of Credit	Available Capacity as of September 30, 2018	Weighted Average Interest Rate	Expiration
Andeavor Revolving Credit Facility	$3,000	$405	$32	$2,563	3.63%	September 30, 2020
Andeavor Logistics Revolving Credit Facility	1,100	820	—	280	3.95%	January 29, 2021
Andeavor Logistics Dropdown Credit Facility	1,000	300	—	700	3.86%	January 29, 2021
Letter of Credit Facilities	950	—	255	695

Total Credit Facilities	$6,050	$1,525	$287	$4,238

Andeavor Logistics Credit Facilities

On January 5, 2018, Andeavor Logistics amended the existing Andeavor Logistics Revolving Credit Facility and Andeavor Logistics Dropdown Credit Facility to increase the aggregate commitments under the Andeavor Logistics Revolving Credit Agreement from $600 million to $1.1 billion, add certain financial institutions as additional lenders under the Andeavor Logistics Revolving Credit Agreement and make certain changes to both the Andeavor Logistics Revolving Credit Facility and the Andeavor Logistics Dropdown Credit Facility to permit the incurrence of an additional $500 million of incremental loans (in the aggregate) under such facility agreements subject to the satisfaction of certain conditions.

Andeavor Logistics Loan Agreement

On December 21, 2018, Andeavor Logistics entered into a loan agreement with MPC (the “MPC Loan Agreement”). Under the terms of the MPC Loan Agreement, MPC will make a loan or loans (the “Loan”) to Andeavor Logistics on a revolving basis as requested by Andeavor Logistics and as agreed to by MPC, in an amount or amounts that do not result in the aggregate principal amount of all loans outstanding exceeding $500 million at any one time. The MPC Loan Agreement matures and the entire unpaid principal amount of the Loan, together with all accrued and unpaid interest and other amounts, if any, owed by Andeavor Logistics under the MPC Loan Agreement will become due and payable on December 21, 2023, provided that MPC may demand payment of all or any portion of the outstanding principal amount of the Loan, together with all accrued and unpaid interest and other amounts, if any, at any time prior to the maturity date. Interest will accrue on the unpaid principal amount of the Loan at a rate equal to the sum of (i) the one-month term LIBOR for dollar deposits, plus (ii) a premium of 175 basis points (or such lower premium then applicable under Andeavor Logistics credit agreements).

Inventory Financing Arrangement

During the nine months ended September 30, 2018, we entered into a $330 million financing arrangement with a third party that was secured by our crude oil inventory (“Inventory Financing Arrangement”). The Inventory Financing Arrangement was repaid in early April and had an effective interest rate of 6.7%. The Inventory Financing Arrangement is included within our financing activities on the condensed statements of consolidated cash flows for the nine months ended September 30, 2018.

MPC Merger Agreement

Among other things, the MPC Merger Agreement prohibited the Company from incurring any additional indebtedness outside the ordinary course of business.

September 30, 2018 | 17

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 8—Benefit Plans

Components of Pension and Other Postretirement Benefit Expense (Income) (in millions)

	Pension Benefits
	Nine Months Ended September 30,
	2018	2017
Service cost	$51	$39
Interest cost	26	24
Expected return on plan assets	(23)	(21)
Recognized net actuarial loss	23	16

Net Periodic Benefit Expense (a)	$77	$58

	Other Postretirement Benefits
	Nine Months Ended September 30,
	2018	2017
Service cost	$2	$2
Interest cost	2	2
Amortization of prior service credit	(23)	(25)
Recognized net actuarial loss	3	2

Net Periodic Benefit Income (a)	$(16)	$(19)

(a)

Service cost is included in operating and general and administrative expenses and interest cost is included in interest and financing costs on the condensed statement of consolidated operations. The remaining components of net periodic benefit expense are included in other income.

Benefit Plan Transitions

Subsequent to the MPC Merger, the exisiting defined contribution and benefit plans were frozen effective December 31, 2018. Andeavor employees began participating in MPC’s 401(k) and pension plans on January 1, 2019. In addition, we assumed all of Western Refining’s existing defined contribution and benefit plans as a result of the Merger. Effective January 1, 2018, Western Refining employees began participating in the Andeavor 401(k) and pension plans. Defined contribution assets from Western Refining plans have been moved to respective Andeavor defined contribution plans as of September 30, 2018. Andeavor has also received IRS approval to move forward with termination of the Northern Tier Energy Retirement Plan. The impact of the Western Refining benefit plans is immaterial to our financial statements.

Note 9—Commitments and Contingencies

Litigation Matters

In the ordinary course of business, we may become party to lawsuits, administrative proceedings and governmental investigations, including environmental, regulatory and other matters. The outcome of these matters cannot always be predicted accurately, but we accrue liabilities for these matters if we have determined that it is probable a loss has been incurred and the loss can be reasonably estimated. While it is not possible to predict the outcome of such proceedings, if one or more of them were decided against us, we believe there would be no material impact on our condensed consolidated financial statements.

Environmental Matters

We are incurring and expect to continue to incur expenses for environmental remediation liabilities at a number of currently and previously owned or operated refining, pipeline, terminal and retail properties. While it is not possible to predict the outcome of such proceedings, if one or more of them were decided against us, we believe there would be no material impact on our condensed consolidated financial statements.

18 |

Notes to Condensed Consolidated Financial Statements (Unaudited)

On July 18, 2016, the U.S. Department of Justice (“DOJ”) lodged a complaint on behalf of the EPA and a Consent Decree with the Western District Court of Texas. Among other things, the Consent Decree required the Martinez refinery meet certain annual emission limits for NOx by July 1, 2018. In February 2018, one of our wholly owned subsidiaries informed the EPA that it would need additional time to satisfy requirements of the Consent Decree. We are currently negotiating a resolution of this matter with the DOJ and the EPA.

Tax Matters

We are subject to federal, state and foreign tax laws and regulations. Newly enacted tax laws and regulations, and changes in existing tax laws and regulations, could result in increased or decreased expenditures in the future. We are also subject to audits by federal, state and foreign taxing authorities in the normal course of business. It is possible that tax audits could result in claims against us in excess of recorded liabilities. However, we believe that resolution of any such claim(s) would not have a material impact on our condensed consolidated financial statements.

As of September 30, 2018, we have completed our accounting for the tax effects of enactment of the tax reform legislation (the “Tax Act”) enacted on December 22, 2017 that reduced the U.S. federal corporate tax rate from 35% to 21%. During the nine months ended September 30, 2018, adjustments to the provisional income tax benefit recorded in December 2017 from the enactment of the Tax Act were not material.

Note 10—Stockholders’ Equity and Earnings Per Share

Preferred Stock

We have 5.0 million shares of preferred stock authorized with no par value per share. No shares of preferred stock were outstanding as of September 30, 2018 and December 31, 2017.

Earnings per share

We compute basic earnings per share by dividing net earnings attributable to Andeavor stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share include the effects of potentially dilutive shares outstanding during the period.

Share Calculations (in millions)

	Nine Months Ended September 30,
	2018	2017
Weighted average common shares outstanding	151.7	135.0
Common stock equivalents	1.7	1.1

Total Diluted Shares	153.4	136.1

Potentially dilutive common stock equivalents are excluded from the calculation of diluted earnings per share if the effect of including such securities in the calculation would have been anti-dilutive. Anti-dilutive securities were less than 0.1 million for the nine months ended September 30, 2018 and September 30, 2017.

Share Repurchases

Until the MPC Merger was completed, we were authorized by our Board of Directors (the “Board”) to purchase shares of our common stock in open market transactions at our discretion. The Board’s authorization had no time limit and could be suspended or discontinued at any time. Purchases of our common stock could also be made to offset the dilutive effect of stock-based compensation awards and to meet our obligations under employee benefit and compensation plans, including the exercise of stock options and vesting of restricted stock units and to fulfill other stock compensation requirements. During the nine months ended September 30, 2018 and 2017, we repurchased 2.6 million and 4.2 million shares of our common stock for $258 million and $400 million, respectively. Among other things, the MPC Merger Agreement restricted the Company from issuing shares and purchasing any of our capital stock.

September 30, 2018 | 19

Notes to Condensed Consolidated Financial Statements (Unaudited)

Cash Dividends

We paid cash dividends totaling $270 million for the nine months ended September 30, 2018 based on a $0.59 per share quarterly cash dividend on common stock. We paid cash dividends totaling $223 million for the nine months ended September 30, 2017 based on a $0.59 per share and $0.55 per share quarterly cash dividend on common stock in the third and first two quarters, respectively. Among other things, the MPC Merger Agreement allowed the Company to continue paying a regular dividend up to $0.59 per share.

Note 11—Stock-Based Compensation

Stock-Based Compensation Expense (in millions)

	Nine Months Ended September 30,
	2018	2017
Market stock units (a)	$23	$22
Performance share awards (b)	8	11
Other stock-based awards (c)	10	28

Total Stock-Based Compensation Expense	$41	$61

(a)

We granted 0.7 million market stock units at a weighted average grant date fair value of $103.07 per unit under the amended and restated 2011 Long-Term Incentive Plan (“2011 Plan”) during the nine months ended September 30, 2018.

(b)	We granted 0.2 million market condition performance share awards at a weighted average grant date fair value of $107.51 per share under the 2011 Plan during the nine months ended September 30, 2018.
(c)

We have aggregated expenses for certain award types as they are not considered significant, including awards issued by Andeavor Logistics, restricted common stock, restricted stock units and pre-existing Western Refining, NTI and WNRL awards.

The income tax effect recognized in the income statement for stock-based compensation was a benefit of $14 million and $40 million for the nine months ended September 30, 2018 and 2017, respectively. Included in the tax benefits were $3 million and $18 million of excess tax benefits from exercises and vestings for the nine months ended September 30, 2018 and 2017, respectively. The reduction in current taxes payable recognized from tax deductions resulting from exercises and vestings under all of our stock-based compensation arrangements totaled $21 million and $35 million for the nine months ended September 30, 2018 and 2017, respectively.

All outstanding equity awards from Western Refining and Northern Tier Energy LP (“NTI”) stock-based compensation plans were converted to Andeavor shares but remain under their respective Western Refining and NTI plans.

On October 1, 2018, in conjunction with the MPC Merger, all awards were converted in accordance with the provisions of the

MPC Merger Agreement.

Note 12—Revenues

We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those products or services. Revenue is recognized net of amounts collected from customers for taxes assessed by governmental authorities on, and concurrent with, specific revenue-producing transactions. This net presentation represents a change upon adoption of ASC 606 as we previously recognized excise and other related taxes associated with sales of gasoline and diesel within our Marketing segment on a gross basis.

20 |

Notes to Condensed Consolidated Financial Statements (Unaudited)

Product Revenue

We generate product revenue from sales of transportation fuels and other refined products, crude oil and other feedstocks, residual products, and convenience store merchandise. Our sales of transportation fuels include gasoline and gasoline blendstocks, jet fuel, diesel fuel, heavy fuel oils, and other residual products that are produced primarily at our refineries. Within our Marketing segment, we sell gasoline and diesel fuel through retail, branded and unbranded channels of trade. Retail product revenues include sales of transportation fuels and convenience store merchandise to end consumers at company-owned or leased sites. Branded fuel sales are conducted through jobber/dealers with which we have a contract to sell fuels marketed under one of the various brands we use. Unbranded fuel sales are made under contract through third-party distributors or operators with no associated brand. Within our Logistics segment, we generate product revenue through the sale of natural gas liquids (“NGLs”), residue gas and condensate, using natural gas we acquire and process from producers. We record revenues for the sale of these NGLs and related products at market prices, and record the payments to producers at an agreed-upon percentage of the total sales proceeds as NGL expense, net of certain charges, which is presented within cost of materials and other in our condensed statements of consolidated operations. Within our Refining segment, we record transportation fuel sales, crude oil resales and other residual products through bulk arrangements and to export markets.

Our product sales arrangements are for specified goods for which enforceable rights and obligations are created when sales volumes are established, which typically occur as orders are issued or spot sales are made, but may be determined at contract inception. Each gallon, or other unit of measure of product, is separately identifiable and represents a distinct performance obligation to which the transaction price is allocated based on stand-alone selling price. We use observable market prices for fuel, feedstock and other fuel products, and cost-plus margin for convenience store merchandise, to determine the stand-alone selling price of each separate performance obligation. Product revenues are recognized at a point-in-time, which generally occurs upon delivery and transfer of title to the customer. Product sales are primarily generated from either spot sales or point-of-sale transactions for which variability associated with the transaction price is resolved at the time of sale, or from short term duration contracts for which any variability in transaction price is resolved within the reporting period. Payments for product sales are generally received either immediately or within 30 days from when control has transferred.

Service Revenue

Within our Logistics segment, we generate service revenue for gathering and transporting crude oil, natural gas and water; processing and fractionating natural gas and NGLs; and terminalling, transporting, and storing crude oil and refined products. We perform these services under various contractual arrangements with our customers, including fee-based arrangements, for which we receive fixed rate per unit of service we provide, and keep-whole arrangements, for which we receive a combination of fixed rate-per unit of cash consideration and non-cash consideration in the form of NGLs. For many of our fee-based arrangements where we gather or transport crude oil, refined products or natural gas for our customers, we require deficiency payments from our customers when they do not meet their minimum throughput volume commitments. Some of these contracts allow our customers to clawback all or a portion of prior deficiency payments over future periods.

We recognize service revenue over time, as customers simultaneously receive and consume the related benefits that we stand ready to provide. Revenue is recognized using an output measure, such as the throughput volume or capacity utilization, as these measures most accurately depict the satisfaction of our performance obligations. Where contracts contain variable pricing terms, the variability is either resolved within the reporting period, or the variable consideration is allocated to the specific unit of service to which it relates. Deficiency payments under contracts with clawback provisions are deferred and recognized as revenue as customers reclaim amounts by throughputting excess volumes. To the extent it is probable a customer will not recover all or a portion of the deficiency payment, the estimated residual deficiency is recognized ratably over the clawback period. Payments for services rendered are generally received no later than 60 days from month of service, with the exception of deficiency payments described above.

Within certain of our Logistics contracts, we are entitled to receive non-cash consideration for rendering services. For natural gas keep-whole arrangements, we have concluded that we control the NGL inventory extracted through our processing services, have inventory risk, discretion in establishing price, and the ability to direct the use and ultimate disposition of the NGLs. Thus, beginning January 1, 2018, we recognize service revenue for non-cash consideration received in the form of NGLs on a gross basis within revenues, and correspondingly, record NGL expense for the replacement gas we provide to our customers. The amounts are recognized at fair value at the date we obtain control of the respective unit of NGL. We assess fair value using the monthly average of published price reports for specific NGL products with consideration given to receipt point and grade of product.

September 30, 2018 | 21

Notes to Condensed Consolidated Financial Statements (Unaudited)

Within our Marketing segment, we recognize franchise and royalty fee revenue from granting the license to use ARCO®, ampm® and SUPERAMERICA® retail convenience store brands. Franchise and royalty fee revenues are not material to our condensed consolidated financial statements.

Other Arrangements

We execute certain nonmonetary crude oil and refined product exchange transactions to optimize our refinery supply and enter into purchase and sale transactions with the same counterparty that are in contemplation of one another. These transactions are excluded from the scope of the new revenue standard and are recorded in cost of materials and other on a net basis.

We recognize rental revenue for retail sites we own or lease that are then leased and operated by third parties. These amounts are excluded from the scope of the new revenue standard and are not material to our condensed consolidated financial statements.

Customer Contract Assets

Our receivables are generated primarily from contracts with customers. Our payment terms vary by product or service type and channel of distribution. The period between invoicing and payment is not significant, and our assets associated with contracts with customers consist primarily of billed accounts receivable, which are included in Receivables, net of allowance for doubtful accounts in our condensed consolidated balance sheets. Our assets also include customer incentives, consisting primarily of branding payments made to owners of third party-owned retail sites. These customer incentives are included in other noncurrent assets in our condensed consolidated balance sheets and are amortized to revenue over the term of each contract, which generally ranges from ten to twenty years.

Customer Contract Liabilities

For certain products or services, we receive payment in advance of when performance obligations are satisfied. These liabilities from contracts with customers consist primarily of payments for minimum volume commitments within our Logistics segment, receipts of cash for gift cards in our retail business, and other customer advances. Payments received from customers for minimum volume commitments and other customer advances are included in deferred income within other current liabilities and other noncurrent liabilities based on timing of expected recognition, which may extend up to fifteen years. Amounts received from gift card sales are included in accounts payable in the condensed consolidated balance sheets. During the nine months ended September 30, 2018, we recognized $34 million in revenue from contract liabilities existing as of January 1, 2018.

Summary of Customer Contract Assets and Liabilities (in millions)

	December 31, 2017	Adjustments for ASC 606	Balance at January 1, 2018	September 30, 2018
Receivables from contracts with customers	$1,875	$(34)	$1,841	$2,673
Other contract assets	—	34	34	31
Deferred branding costs, net of amortization	213	—	213	233
Deferred income, current	9	10	19	15
Deferred income, noncurrent	36	22	58	62
Gift card liability	26	(4)	22	19

The table above excludes balances associated with equity method investments. We recognized a cumulative adjustment of $3 million as a decrease to other noncurrent assets in our condensed consolidated balance sheet as of January 1, 2018 for the impacts related to TRG, as shown in Note 4. There were no material impacts to this balance during the nine months ended September 30, 2018 due to the adoption.

22 |

Notes to Condensed Consolidated Financial Statements (Unaudited)

Remaining Performance Obligations

We do not disclose the value of unsatisfied performance obligations for contracts with original expected terms of one year or less, or the value of variable consideration related to unsatisfied performance obligations when such values are not required to be estimated for purposes of allocation and recognition. Our revenues associated with remaining obligations under contracts with terms in excess of one year consist primarily of arrangements for which the customer has agreed to consideration based on minimum throughput volume commitments, fixed fees and revenues to be recognized from gift cards sold but not yet redeemed. As of September 30, 2018, we had $1.0 billion of expected revenues from remaining performance obligations.

The future revenues from our Logistics segment’s service arrangements with fixed or minimum throughput volume commitments will be recognized over the period of performance to which the fixed fee or commitment relates, which primarily range from one year to fifteen years. Specific to our Marketing segment, our gift cards generally have no expiration date, although the amounts are expected to be substantially redeemed within three years. We expect approximately 80% of our total remaining performance obligations to be recognized in revenue within five years.

Disaggregation

We disaggregate our revenues by products and services, major product lines, and by channel of trade.

Revenue Disaggregation by Product and Service (in millions)

	Nine Months Ended September 30, 2018
	Marketing	Logistics	Refining
Product Revenues
Refined products (see further breakout below)	$18,630	$—	$11,977
Merchandise	597	—	—
Crude, NGL products and other	54	141	3,039

Total product revenues	19,281	141	15,016
Service revenues (see further breakout below)	73	438	49

Total Revenues	$19,354	$579	$15,065

Service Revenue Disaggregation by Type and Product Line (in millions)

	Nine Months Ended September 30, 2018
		Logistics
	Marketing	Gathering and Processing	Terminalling and Transportation	Refining
Service Revenues
Natural gas	$—	$284	$—	$—
Crude oil and water	—	88	5	—
Refined products	8	—	45	30
Other	65	16	—	19

Total Service Revenues	$73	$388	$50	$49

Refined Product Revenue Disaggregation by Sales Channel of Trade (in millions)

	Nine Months Ended September 30, 2018
	Marketing	Refining
Refined Products Revenues
Transportation fuels:
Retail and Branded	$10,123	$—
Unbranded	8,507	10,296
Other refined products	—	1,681

Total Refined Products Revenues	$18,630	$11,977

September 30, 2018 | 23